--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          CYPRUS AMAX MINERALS COMPANY
                           (NAME OF SUBJECT COMPANY)

                                CAV CORPORATION
                                      AND

                            PHELPS DODGE CORPORATION
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                        (TITLE OF CLASSES OF SECURITIES)
                            ------------------------
                            496902107 (COMMON STOCK)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                             S. DAVID COLTON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            PHELPS DODGE CORPORATION
                           2600 NORTH CENTRAL AVENUE
                          PHOENIX, ARIZONA 85004-3014
                                 (602) 234-8100
                            ------------------------
                                   COPIES TO:

            MICHAEL W. BLAIR, ESQ.                         STEPHEN R. VOLK, ESQ.
             DEBEVOISE & PLIMPTON                         DAVID W. HELENIAK, ESQ.
               875 THIRD AVENUE                             599 LEXINGTON AVENUE
              NEW YORK, NY 10022                          NEW YORK, NEW YORK 10022
                (212) 909-6000                           TELEPHONE: (212) 848-4000

                           CALCULATION OF FILING FEE

  ----------------------------------------------------
  ----------------------------------------------------
   TRANSACTION VALUATION        AMOUNT OF FILING FEE
  ----------------------------------------------------
      $1,557,511,057*                 $311,502
  ----------------------------------------------------
  ----------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $404,698
Form or Registration No.:          333-86061
Filing Party:                      Phelps Dodge Corporation
Date Filed:                        August 27, 1999

* For purposes of calculating the filing fee only. This calculation assumes that 90,454,100 shares of common stock, no par value per share, of Cyprus Amax Minerals Company will be exchanged for shares of common stock, $6.25 par value per share, of Phelps Dodge Corporation. Pursuant to Rules 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was based upon the average of the high and low prices of Cyprus Amax Minerals Company common stock on August 31, 1999, as reported on the New York Stock Exchange Composite Tape.

** The filing fee is calculated by taking 1/50 of 1% of the Transaction
   Valuation, pursuant to Rule 0-11(d) of the Exchange Act.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS:
           Phelps Dodge Corporation
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON:
           13-1808503
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS
           NA*
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           100 shares of common stock, no par value
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Nominal
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

* All consideration provided in the form of Phelps Dodge Corporation common stock, par value $6.25 per share.

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSONS:
           CAV Corporation
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
           N/A
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           N/A*
---------------------------------------------------------------------------
  5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           100 shares of common stock, no par value
---------------------------------------------------------------------------
  8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Nominal
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

* All consideration provided in the form of Phelps Dodge Corporation common stock, par value $6.25 per share.

     This Tender Offer Statement relates to the exchange offer by Phelps Dodge Corporation ("Phelps Dodge"), through its wholly-owned subsidiary, CAV Corporation, a Delaware corporation ("Purchaser") to exchange any and all of the outstanding shares of common stock, no par value per share, and the associated preferred share purchase rights (each, a "Cyprus Amax Share" and collectively, the "Cyprus Amax Shares"), of Cyprus Amax Minerals Company, a Delaware corporation, for 0.3135 shares of common stock, par value $6.25 per share, of Phelps Dodge (the "Phelps Dodge Common Shares"), upon the terms and subject to the conditions set forth in Phelps Dodge's prospectus, dated September 2, 1999 (the "Prospectus"), and the related Letter of Transmittal.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), which has its principal executive offices at 9100 East Mineral Circle, Englewood, CO 80112.

     (b) The class of securities to which this statement relates is the Cyprus Amax Shares. The information set forth on the cover page and under the caption "The Offer" in the Prospectus, a copy of which is attached hereto as Exhibit
(a)(1), is incorporated herein by reference. As of August 3, 1999, there were outstanding 90,454,100 Cyprus Shares according to the Cyprus Amax Current Report on Form 10-Q for the period ended June 30, 1999.

     (c) The information set forth under the caption "Market Prices and Dividends" in the Prospectus is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Phelps Dodge and the Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Phelps Dodge is set forth under the captions "Summary -- the Companies -- Phelps Dodge Corporation" and "The Companies -- Phelps Dodge Corporation" in the Prospectus. The Purchaser is a corporation organized under the laws of the State of Delaware and has its principal business address at 2600 North Central Avenue, Phoenix, Arizona 85004-3014. The Purchaser's only assets are 100 Cyprus Amax Shares and the Purchaser has no operations. Information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Phelps Dodge and the Purchaser is set forth in Schedule A of the Prospectus and is incorporated herein by reference.

     (e)-(f) During the last five years, neither of Phelps Dodge nor the Purchaser, and, to the best knowledge of Phelps Dodge and the Purchaser, none of the persons listed in Schedule A of the Prospectus has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth under the captions "Summary -- The Offer," "Background of the Offer" and "The Offer -- Relationships with Cyprus Amax" in the Prospectus is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under the captions "Summary -- The Offer" and "The Offer" in the Prospectus is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth under the captions "The Offer -- Effect of Offer on Market for Cyprus Amax Shares; Registration Under the Exchange Act," "The Offer -- Purpose of Our Offer; the Phelps Dodge/Cyprus Amax Merger," "Comparison of Rights of Holders of Phelps Dodge Shares and Cyprus Amax Shares" and "Market Prices and Dividends" in the Prospectus is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Information set forth in Annex B of the preliminary proxy statement of Phelps Dodge on Schedule 14A, dated August 27, 1999, a copy of which is attached hereto as Exhibit (f), is incorporated herein by reference. Such information is current through the date hereof.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     None.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under the caption "The Offer -- Fees and Expenses" in the Prospectus and under the caption "Solicitation of Proxies" in the Phelps Dodge preliminary proxy statement of Phelps Dodge on Schedule 14A, dated August 27, 1999, is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under the captions "Summary," "The
Companies -- Phelps Dodge" and "Unaudited Pro Forma Combined Financial Information" in the Prospectus is incorporated herein by reference. The financial statements contained in Item 8 of Phelps Dodge's Annual Report on Form 10-K for the year ended December 31, 1998 and in Phelps Dodge's Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999 are incorporated herein by reference. Phelps Dodge files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports may be read and copied at the public reference room of the SEC) at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. The SEC may be reached at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov. In addition, these Phelps Dodge reports are available without charge upon request to: Corporate Secretary, Phelps Dodge Corporation, 2600 North Central Avenue, Phoenix, AZ 85004-3014, telephone (602) 234-8598.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a security holder of Cyprus Amax whether to exchange, tender or hold securities being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b)-(c) The information set forth under the captions "Background of the Offer" and "The Offer -- Conditions of Our Offer" in the Prospectus is incorporated herein by reference.

     (d) The information set forth under the caption "The Offer -- Effect of Offer on Market for Cyprus Amax Shares; Registration under the Exchange Act" in the Prospectus is incorporated herein by reference.

     (e) The information set forth under the caption "The Offer -- Litigation" in the Prospectus is incorporated herein by reference.

     (f) The information set forth in the Prospectus and the related Letter of Transmittal, attached as Exhibits (a)(1) and (2) hereto, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Prospectus of Phelps Dodge dated September 2, 1999.

     (a)(2)  Form of Letter of Transmittal.

     (a)(3)  Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement as published in The Wall Street Journal on September 3, 1999.

     (b)      None.

     (c)      None.

     (d)      Tax opinion of Shearman & Sterling.

     (e)      See exhibit (a)(1).

     (f) Preliminary Proxy Statement of Phelps Dodge dated August 27, 1999 (incorporated by reference).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Phelps Dodge Corporation

                                          By /s/ RAMIRO G. PERU
                                            Name: Ramiro G. Peru
                                            Title:  Chief Financial Officer and
                                                Senior Vice President

September 3, 1999

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CAV Corporation

                                          By /s/ RAMIRO G. PERU
                                            Name: Ramiro G. Peru
                                            Title:  Director, Vice President and
                                                    Treasurer

September 3, 1999